SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)
                              (Amendment No. 2)(2)


                           1-800-CONTACTS, INC. (CTAC)
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                                (Name of Issuer)


                     Common Stock, Par Value $0.01 per share
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                         (Title of Class of Securities)


                                    681977104
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                                 (CUSIP Number)


                Mario Cibelli, c/o Cibelli Capital Management, L.L.C.,
                 52 Vanderbilt Avenue, 4th Floor, New York, NY 10017
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  July 20, 2005
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             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

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(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 681977104
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1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Mario Cibelli

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            (a) [_]
                                                            (b) [X]
3    SEC USE ONLY

4    SOURCE OF FUNDS*

     AF, WC, PN

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                             [_]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

7    SOLE VOTING POWER
     1,191,652

8    SHARED VOTING POWER

     0

9    SOLE DISPOSITIVE POWER

     1,191,652

10   SHARED DISPOSITIVE POWER

     0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,191,652

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                [_]
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.96%

14   TYPE OF REPORTING PERSON*

     IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

This Schedule 13D is being filed for the purpose of disclosing the current number of shares of Common Stock, $0.01 par value of 1-800-CONTACTS, INC. (CTAC) that may be deemed to be beneficially owned by Mario Cibelli (the "Reporting Person").

CUSIP No. 681977104
          ----------

1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Cibelli Capital Management, L.L.C.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            (a) [_]
                                                            (b) [X]
3    SEC USE ONLY

4    SOURCE OF FUNDS*

     WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                             [_]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware; United States of America

7    SOLE VOTING POWER

     0

8    SHARED VOTING POWER

     1,065,691

9    SOLE DISPOSITIVE POWER

     0

10   SHARED DISPOSITIVE POWER

     1,065,691

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,065,691

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                [_]
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.01%

14   TYPE OF REPORTING PERSON*

     CO
------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

This Schedule 13D is being filed for the purpose of disclosing the current number of shares of Common Stock, $0.01 par value of 1-800-CONTACTS, INC. (CTAC) that may be deemed to be beneficially owned by Cibelli Capital Management, L.L.C. (the "Reporting Person").

CUSIP No. 681977104
          ----------

1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Marathon Partners, L.P.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            (a) [_]
                                                            (b) [X]
3    SEC USE ONLY

4    SOURCE OF FUNDS*

     WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                             [_]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York; United States of America

7    SOLE VOTING POWER

     0

8    SHARED VOTING POWER

     1,065,691

9    SOLE DISPOSITIVE POWER

     0

10   SHARED DISPOSITIVE POWER

     1,065,691

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,065,691

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                [_]
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.01%

14   TYPE OF REPORTING PERSON*

     PN
------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

This Schedule 13D is being filed for the purpose of disclosing the current number of shares of Common Stock, $0.01 par value of 1-800-CONTACTS, INC. (CTAC) that may be deemed to be beneficially owned by Marathon Partners , L.P. (the "Reporting Person").

CUSIP No. 681977104
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Item 1.  Security and Issuer.

The name of the issuer is 1-800-CONTACTS, INC., a Delaware corporation (the "Issuer"). The address of the Issuer's offices is 66 East Wadsworth Park Drive, Draper, Utah 84020. This Schedule 13D relates to the Issuer's Common Stock, $0.01 par value (the "Shares").

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Item 2.  Identity and Background.

(a-c, f) This amended Schedule 13D is being filed by Mario Cibelli, a United States citizen, Marathon Partners, L.P., a New York limited partnership ("MP") and Cibelli Capital Management, L.L.C., a Delaware limited liability company that is an investment management firm which serves as the general partner of MP ("CCM"), each of whose principal business address is located at c/o Cibelli Capital Management, L.L.C., 52 Vanderbilt Avenue, 4th Floor, New York, NY 10017. Mr. Cibelli is the managing member of "CCM". Mr. Cibelli is also the managing member of Cibelli Research & Management, L.L.C. ("CRM"), a Delaware limited liability company that is an investment management firm which serves as the general partner of Marathon Focus Fund, L.P., a New York limited partnership ("MFF"), and also serves as the general partner of Marathon Offshore, Ltd., a Cayman Islands limited partnership, ("MOLtd"). Mr. Cibelli also serves as portfolio manager to a number of separate managed accounts.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

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Item 3.  Source and Amount of Funds or Other Consideration.

As of the date hereof, Mr. Cibelli may be deemed to beneficially own 1,191,652 Shares, and MP and CCM may be deemed to beneficially own 1,065,691 Shares. The Shares are held by MP, MFF, MOLtd, and the separate managed accounts for which Mr. Cibelli serves as portfolio manger through his position in CCM and/or CRM (together, the "Clients"). The funds for the purchase of the Shares by the Clients came from the Clients' respective funds. Mr. Cibelli is also the beneficial owner of the Shares held in his personal accounts and in the accounts of his family members as follows: Mario Cibelli C/F S. Cibelli UTMA: 600 Shares; Mario Cibelli C/F G. Cibelli UTMA: 400 Shares; Mario Cibelli C/F L. Cibelli
UTMA: 100 Shares; Mario Cibelli IRA: 300 shares; C. Cibelli IRA: 250 shares; Mario Cibelli Simple IRA: 1,000 Shares. The total cost for the Shares held by Mr. Cibelli is $40,556.24.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

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Item 4.  Purpose of Transaction.

(a-j) The Shares held by the Reporting Persons were acquired for, and are being held for, investment purposes on the Clients' and the Reporting Persons' behalf. The acquisitions of the Shares were made in the ordinary course of the Reporting Persons' business or investment activities, as the case may be. The Reporting Persons may seek to influence management of the Issuer on certain matters from time to time.

Although they have no concrete plans to do so, the Reporting Persons may also engage in and may plan for their engagement in any of the items discussed in clauses (a) through (j) of Item 4 of Schedule 13D.

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Item 5.  Interest in Securities of the Issuer.

As of the date hereof, Mr. Cibelli may be deemed to be the beneficial owner of 1,191,652 Shares, constituting 8.96% of the Shares of the Issuer, and MP and CCM may be deemed to be the beneficial owner of 1,065,691 Shares, constituting 8.01% of the Shares of the Issuer, in each case based upon the 13,306,958 Shares outstanding as of May 4, 2005, according to the Issuer's most recently filed Form 10-Q.

Mr. Cibelli has the sole power to vote or direct the vote and to dispose or direct the disposition of 1,191,652 Shares and the shared power to vote or direct the vote and dispose or direct the disposition of 0 Shares to which this filing relates. MP and CCM each have the sole power to vote or direct the vote and dispose or direct the disposition of 0 Shares and the shared power to vote or direct the vote and dispose or direct the disposition of 1,065,691 Shares to which this filing relates.

The trading dates, number of shares purchased and sold and price per share for all transactions in the Shares during the past 60 days by Mr. Cibelli through his position in, CCM, and CRM on behalf of the Clients are set forth in Schedule A and were all effected in broker transactions.

The 1,191,652 Shares were acquired for investment purposes. Mr. Cibelli and/or Mr. Cibelli on behalf of the Clients and MP and CCM may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open markets or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares.

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Item 6.  Contracts, Arrangements, Understandings or Relationships with
         Respect to Securities of the Issuer.

The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the Shares.

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Item 7.  Material to be Filed as Exhibits.

A description of the transactions in the Shares that were effected by the Reporting Persons during the 60 days prior to July 20, 2005 is filed herewith as
Exhibit 99.1.
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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                   July 27, 2005
                                        --------------------------------------
                                                       (Date)


                                                 /s/ Mario Cibelli*
                                        --------------------------------------
                                                     Mario Cibelli



                                          MARATHON PARTNERS, L.P.
                                             By its General Partner
                                             Cibelli Capital Management, L.L.C.

                                                 /s/ Mario Cibelli*
                                        --------------------------------------

                                              By:     Mario Cibelli
                                              Title:  Managing Member



                                          CIBELLI CAPITAL MANAGEMENT, L.L.C.

                                                 /s/ Mario Cibelli*
                                        --------------------------------------

                                              By:     Mario Cibelli
                                              Title:  Managing Member

* The Reporting Persons disclaim beneficial ownership except to the extent of their pecuniary interest therein.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                                                    Exhibit 99.1
                                                                    ------------

                           Transactions in the Shares

Date of                Number of Shares            Price Per
Transaction (1)         Purchase/(SOLD)             Share
-----------            ---------------             ---------
   6/8/2005                    500                 $19.9440
   6/8/2005                   1000                 $19.9420
   6/8/2005                    500                 $19.9440
   6/8/2005                    500                 $19.9440
   6/8/2005                    500                 $19.9440
   6/8/2005                    200                 $19.9500
   6/8/2005                    300                 $19.9467
   6/8/2005                    100                 $19.9600
  6/10/2005                    390                 $19.2903
  6/10/2005                    540                 $19.2903
  6/10/2005                 14,070                 $19.2903
  6/16/2005                  1,850                 $19.8823
  6/16/2005                    250                 $19.8823
  6/16/2005                  5,900                 $19.8823
  6/17/2005                  1,816                 $19.9337
  6/21/2005                     44                 $19.8744
  6/21/2005                     60                 $19.8744
  6/21/2005                  1,573                 $19.8744
  6/22/2005                     10                 $19.8475
  6/22/2005                     14                 $19.8475
  6/22/2005                    376                 $19.8475
  6/23/2005                  1,096                 $19.9464
  6/23/2005                     76                 $19.9464
  6/23/2005                  1,751                 $19.9464
  6/28/2005                    300                 $19.7033
  6/29/2005                     62                 $19.8071
  6/29/2005                     86                 $19.8071
  6/29/2005                  2,252                 $19.8071
  6/30/2005                    190                 $19.8195
  6/30/2005                    263                 $19.8195
  6/30/2005                  6,847                 $19.8195
   7/1/2005                    554                 $19.0700
   7/6/2005                    160                 $19.7657
   7/6/2005                    220                 $19.7657
   7/6/2005                  5,720                 $19.7657
   7/7/2005                    335                 $19.8918
   7/7/2005                  1,465                 $19.8918
   7/7/2005                 12,100                 $19.8918
   7/7/2005                    500                 $19.8940
   7/7/2005                   1000                 $19.8938
   7/8/2005                    200                 $19.7355
   7/8/2005                    200                 $19.7355
   7/8/2005                    200                 $19.7355
   7/8/2005                  5,000                 $19.7255
   7/8/2005                    200                 $19.7355
  7/14/2005                    645                 $19.8000
  7/15/2005                     77                 $19.7781
  7/15/2005                    107                 $19.7781
  7/15/2005                  2,786                 $19.7781
  7/18/2005                     35                 $19.8000
  7/18/2005                     50                 $19.8000
  7/18/2005                  1,300                 $19.8000
  7/19/2005                     52                 $19.7000
  7/19/2005                     72                 $19.7000
  7/19/2005                  1,876                 $19.7000
  7/20/2005                    200                 $20.0084
  7/20/2005                    200                 $20.0084
  7/20/2005                    100                 $20.0184
  7/20/2005                    100                 $20.0184
  7/20/2005                    500                 $20.0024
  7/20/2005                     50                 $20.0384
  7/20/2005                    100                 $20.0184
  7/20/2005                    100                 $20.0184
  7/20/2005                    100                 $20.0184
  7/20/2005                    500                 $20.0024
  7/20/2005                    932                 $19.9984
  7/20/2005                  1,291                 $19.9984
  7/20/2005                 33,627                 $19.9984
  7/21/2005                 54,592                 $19.9000
  7/21/2005                  1,513                 $19.9000
  7/21/2005                  2,095                 $19.9000
  7/21/2005                    300                 $19.9067
  7/21/2005                    100                 $19.9200
  7/22/2005                     32                 $19.5000
  7/22/2005                     44                 $19.5000
  7/22/2005                  1,152                 $19.5000
  7/25/2005                     76                 $19.4786
  7/25/2005                    106                 $19.4786
  7/25/2005                  2,757                 $19.4786
  7/26/2005                     46                 $19.4993
  7/26/2005                     64                 $19.4993
  7/26/2005                  1,672                 $19.4993

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(1) In addition to the transactions listed above, effective 5/26/05, Mario Cibelli ceased to be the beneficial owner of a further 1,000 Shares.



03366.0001 #589997